EXPENSE LIMITATION AGREEMENT
FOR THE SHORT DURATION INCOME FUND—INVESTOR CLASS SHARES
THIS AGREEMENT, effective as of December 31, 2019, is made and entered into by and between the Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of the Investor Class of the Short Duration Income Fund (the “Fund”), and Weitz Investment Management, Inc. (the “Adviser”).
WHEREAS, the Adviser has been appointed the investment adviser and manager of the Fund pursuant to an Amended Management and Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”);
WHEREAS, the Trust has adopted an Amended Plan Pursuant to Rule 18f‑3 under the Investment Company Act of 1940 (the “18f‑3 Plan”) pursuant to which the Trust may issue Institutional Class shares and Investor Class shares of the Fund, subject to differing fees and expenses;
WHEREAS, the Adviser has been appointed the administrator with respect to the Fund’s Investor Class shares pursuant to an Amended Administration Agreement for Investor Class shares between the Trust, on behalf of the Fund, and the Adviser; and
WHEREAS, the Adviser has been appointed the administrative servicing agent with respect to the Fund’s Investor Class shares pursuant to an Administrative Services Plan for Investor Class shares between the Trust, on behalf of the Fund, and the Adviser; and
WHEREAS, the Fund was formerly known as the Short-Intermediate Income Fund, and changed its name to the Short Duration Income Fund as of December 16, 2016; and
WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;
NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:
1.
Through July 31, 2020, the Adviser agrees to limit its fees and/or reimburse other expenses (which at the Adviser’s discretion may be Fund Expenses and/or Class Expenses, as each term is defined in the 18f‑3 Plan) to the extent necessary to limit the total operating expenses of the Investor Class of the Fund (exclusive of brokerage costs, interest, taxes and dividend expenses, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.55%, as a percentage of the average daily net assets of the Investor Class of the Fund.

2.
Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

3.	This Agreement may only be amended or terminated by the Trustees of the Trust.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
THE WEITZ FUNDS          WEITZ INVESTMENT MANAGEMENT, INC.
on behalf of its series the
Short Duration Income Fund
By: /s/ Wallace R. Weitz     By: /s/ James J. Boyne
Name: Wallace R. Weitz     Name:  James J. Boyne
Title:  President        Title:   President